James E. Moylan, Jr.
SVP and Chief Financial Officer
7035 Ridge Road	Direct Dial: 410-981-7495
Hanover, Maryland 21076	Fax: 410-694-4227
www.ciena.com	E-mail: jmoylan@ciena.com

March 5, 2015

(Sent via email and Edgar)
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, DC 20549

Re:	Ciena Corporation
Form 10-K for Fiscal Year Ended October 31, 2014
and Documents Incorporated by Reference
Filed December 19, 2014
File No. 001-36250

Dear Mr. Spirgel:

This letter is in response to the Staff’s comment letter dated February 13, 2015, with respect to the above referenced Form 10-K for the fiscal year ended October 31, 2014 filed by Ciena Corporation (the “Company” or “Ciena”). Below are Ciena’s responses to the Staff’s comments. For the convenience of the Staff, we have set out each of the Staff’s comments in italics immediately preceding Ciena’s corresponding response.

Form 10-K for the Fiscal Year Ended October 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Fiscal 2013 compared to Fiscal 2014

Revenues, pages 39 and 40 and Cost of Goods Sold and Gross Profit, pages 40 and 41

1.
We note from your earnings release dated December 11, 2014, that your overall gross margin declined from 43% in the third quarter to 37% in the fourth quarter of fiscal year 2014. We also note the continuing significant revenue increases in your Converged Packet Optical segment during fiscal 2014. Please tell us and disclose in greater quantified detail the impact of changes in product mix, sales volume, and pricing of your products in terms of trends, risks, and uncertainties per Item 303(a)(3)(ii) of Regulation S-K. If significant, please address whether you expect AT&T’s supplier program, new contract awards, and cost reduction efforts by other customers to have a material impact on your future revenue growth and gross margins by operating segment including your Converged Packet Optical segment, or advise us.

In preparing Ciena’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, we considered the requirements of both Item 303(a)(3)(i) and Item 303(a)(3)(ii) of Regulation S-K. As

set forth in this response, we believe that the disclosures in Item 2 of Ciena’s Quarterly Report on Form 10-Q for its third quarter of fiscal 2014 (“Q3’14 10-Q”) and in Item 7 of its Annual Report on Form 10-K for fiscal 2014 (“FY14 10-K”) comply with these requirements.

The Staff’s comment references a decline in Ciena’s overall gross margin in the fourth quarter of fiscal 2014 (“Q4’14”) as compared to Q3’14, and contrasts it with continuing significant revenue increases in Ciena’s Converged Packet Optical (“CPO”) segment during fiscal 2014. At page 40 of Ciena’s FY14 10-K, we indicate that gross margin is susceptible to quarterly fluctuation due to a number of factors, one or more of which may occur in any period with varying impact. This is intended to provide additional context for investors about our business and is not intended to identify known trends or uncertainties. For example, while Ciena may from time to time encounter market-based price erosion and competitive dynamics that impact pricing in our markets and industry as noted on page 40 of Ciena’s FY14 10-K, our gross margin results in recent fiscal years illustrate our ability to largely offset this impact through product design changes, normally recurring product cost reductions and the introduction of new platforms. In fact, overall gross margin was 39.5%, 41.5% and 41.4% for fiscal 2012, 2013 and 2014, respectively. Accordingly, we do not believe that there is a further trend relating to Ciena’s gross margin that necessitates greater quantified detail to aid an investor’s understanding of Ciena’s business or results of operations. We reach the same conclusion with respect to Ciena’s revenues.

Specifically with respect to revenue in the CPO segment, we disclosed the market and industry trends underlying that growth in Ciena’s FY14 10-K, including at pages 4-5 of the “Business” section under the heading “Industry Background” and at pages 35-36 under the heading “Market Opportunity.” These trends include, among other factors, growth in network traffic, network operator transition to software-programmable network architectures, increased end-user mobility, increased consumer and enterprise reliance upon cloud-based service offerings, and network virtualization. Indeed, the increase in sales of Ciena’s CPO platforms, particularly as compared to steady declines in sales of its Optical Transport platforms, is not unexpected and has been previously disclosed in the results of operations discussion in Ciena’s annual and quarterly reports. These disclosures highlight customer preference toward converged, next-generation communications network solutions in the CPO segment, as compared to the legacy, stand-alone SONET/SDH-based transport platforms that comprise our Optical Transport segment. By way of example, page 39 of the FY14 10-K under the heading “Results of Operations” reads, in pertinent part:

“Converged Packet Optical revenue increased significantly, reflecting a $258.2 million increase in sales of our 6500 Packet-Optical Platform, largely driven by service provider and Web-scale provider demand for high-capacity, optical transport for coherent 40G and 100G network infrastructures. In addition, sales of our 5430 reconfigurable switching system and the OTN configuration for the 5410 Reconfigurable Switching System increased by $25.6 million and $6.0 million respectively. These increases were partially offset by a $21.5 million decrease in sales of our CoreDirector® Multiservice Optical Switches. The strong performance of this segment, particularly as compared to the expected declines in Optical Transport segment revenue, reflects the preference of network operators to adopt next-generation architectures that enable the convergence of high-capacity, coherent optical transport with integrated OTN switching and control plane functionality.” (emphasis added)

Further, we do not believe that there is an undisclosed trend, risk or uncertainty associated with, or even a correlation between, Ciena’s increased CPO revenue and any decline in its overall gross margin. At the same time that revenue in the CPO segment has grown from $951 million in fiscal 2012 to $1.19 billion in fiscal 2013 and $1.46 billion in fiscal 2014, Ciena’s overall gross margin, as discussed above, has essentially remained flat.

The Staff correctly indicates that Ciena’s overall gross margin declined from 43.7% in Q3’14 to 37.4% in Q4’14. This quarterly decline was largely the result of the significant impact of an unusual transaction with Ciena’s largest customer during that period, AT&T. As discussed below, the impact of this transaction on Ciena’s results of operations in Q4’14 was not unexpected and aligned with our previous disclosures. However, to address the Staff’s comment, and as discussed more fully below, the impact of this transaction will also be addressed in greater quantified detail in Ciena’s Quarterly Report on Form 10-Q for its first quarter of fiscal 2015 (“Q1’15 10-Q”).

Prior to our December 11, 2014 announcement of results of operations for Q4’14, we disclosed on September 9, 2014 at page 29 of Ciena’s Q3’14 10-Q that we expected our commercial arrangement with AT&T to have “a significant, short-term adverse impact” upon Ciena’s results of operations. We also indicated the duration over which that impact was expected:

AT&T Domain 2.0

In September 2014, we announced that AT&T had selected Ciena to participate in its Domain 2.0 supplier program. The Domain 2.0 initiative is the next generation of AT&T’s Supplier Domain Program, intended to enable AT&T to quickly transition to next-generation, cloud-based network architectures that embrace Network Function Virtualization (NFV) and Software Defined Networks (SDN), and accelerate AT&T’s time-to-market with new products and services. Our commercial arrangement relating to this opportunity includes certain commercial concessions that we expect to have a significant, short-term adverse impact on our revenue and gross margin. We expect these concessions primarily to affect our fourth quarter of fiscal 2014, with a proportionately lesser impact on our first quarter of fiscal 2015, and thereafter having a less significant impact on our quarterly results. We believe that this selection represents a significant achievement for Ciena, that AT&T's network objectives in this program align well with our OPn Architecture, and that this program potentially expands our addressable market with this key customer. (emphasis added)

Consistent with our view that this transaction did not present a known trend with respect to Ciena’s future revenue results, we included similar information on page 52 of the “Risk Factors” section of Ciena's Q3’14 10-Q, which further indicated that AT&T’s Domain 2.0 supplier program did not include any minimum or guaranteed order quantities and spending levels, therefore, were uncertain and subject to significant fluctuation.

Given the nature of annual reporting and corresponding disclosure requirements, the above disclosure was intentionally not repeated in Ciena’s FY14 10-K. The FY14 10-K principally focused the results of operations discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations on year-over-year considerations and comparisons. As noted above, Ciena’s overall gross margin was essentially unchanged from fiscal 2013 to fiscal 2014. Nevertheless, we provided disclosure on page 37 of Ciena’s FY14 10-K relating to fourth quarter results of operations and the impact of the AT&T Domain 2.0 commercial arrangement. We indicated that Ciena’s gross margin for Q4’14 was adversely impacted by the commercial arrangement with AT&T and further noted, with respect to Ciena’s revenue results, the specific operating segments that were impacted by such arrangement. Specifically, we noted that:

“Product revenue for the fourth quarter of fiscal 2014 decreased by $19.7 million, primarily reflecting decreases of $13.0 million in Packet Networking, $4.5 million in Optical Transport and $3.3 million in software in Software and Services. . . . Product revenue for Converged Packet Optical and Packet Networking were adversely impacted by a commercial arrangement with AT&T entered into in the fourth quarter of fiscal 2014 relating to our participation in AT&T’s Domain 2.0 supplier program.”

Consistent with our previous expectations, and validating our prior, forward-looking disclosures, Ciena’s gross margin recovered from 37.4% in Q4’14 to 43.5% in Q1'15. At the same time, revenue from AT&T increased to $116.6 million in the first quarter of fiscal 2015, from $72.2 million in Q4’14.

In summary, in contrast with the broader market and industry dynamics described above that are driving revenue growth in the CPO segment, we do not believe that the unusual arrangement with AT&T represents a known trend or uncertainty that will have a material impact on future revenue growth and gross margins, including in Ciena’s CPO segment. We believe that, through disclosure in Ciena’s Q3’14 10-Q and FY14 10-K, we have described those known trends or uncertainties that have had or are reasonably expected to have a material impact on revenues or income from continuing operations, including by highlighting the individual operating segment where it would be appropriate to an understanding of that segment. We also believe that we have described those unusual transactions that materially affected the amount of reported income from continuing operations in fiscal 2014.

To address the Staff’s comment, however, including its request for greater quantified detail, we will include the following disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of Ciena’s Q1’15 10-Q:

“Gross margin for the first quarter of fiscal 2015 was 43.5%, an increase from 37.4% in the fourth quarter of fiscal 2014. Gross margin for these periods was adversely impacted by a commercial arrangement with AT&T entered into in the fourth quarter of fiscal 2014 relating to our participation in AT&T’s Domain 2.0 supplier program. The Domain 2.0 initiative is the next generation of AT&T’s Supplier Domain Program, intended to enable AT&T to transition more quickly to next-generation, cloud-based architectures that embrace NFV and SDN, and accelerate their time to market with new products and services. Our commercial arrangement relating to this opportunity included, in addition to typical customer price erosion, certain commercial concessions that had a disproportionate impact on our gross margin. These concessions adversely affected our gross margin by approximately 4.0% during the fourth quarter of fiscal 2014, and by less than 1.0% during the first quarter of fiscal 2015. We do not expect these concessions to have an adverse impact on our quarterly gross margin or revenue during the remainder of fiscal 2015, and believe that price erosion associated with this arrangement can be largely offset by normally recurring product cost reductions.”

In addition, to aid an investor’s understanding of the potential impact of this transaction, going forward we will identify in Ciena’s quarterly reports the amount of quarterly revenue attributable to AT&T, to the extent it represents 10% or more of total revenue in the quarter.

In accordance with Item 303(a)(3), we will in future filings set forth quantifiable estimates of the extent to which income was affected by any unusual or infrequent events or transactions that materially affected the amount of reported income from continuing operations, and where appropriate to an understanding of our business, we will do so on an operating segment basis. We will also describe in Ciena’s future filings any known trends or uncertainties that we reasonably expect will have a material impact on Ciena’s results of operations.

Income Taxes

2.
We note from pages 86 and 87 your provision for foreign income taxes represented approximately 76% of your foreign income before provision for income taxes for the year ended October 31, 2014. Please tell us and disclose in future filings why foreign operating income and foreign income taxes had such a disproportionate impact on your effective income tax rate. Tell us and disclose whether you expect this trend to continue, and whether it was due to changes in economic and business conditions, or income tax systems and rates in foreign countries where you derive operating income.

The Staff notes that foreign income taxes represented approximately 76% of foreign income before provision for income taxes for fiscal 2014. Ciena’s foreign income for fiscal 2014 reflects the net impact of the aggregation of both profitable and loss-making jurisdictions. Ciena provides for foreign income taxes in situations where the entity is profitable, and does not provide a tax benefit against foreign losses. By way of illustration, when considering only Ciena’s profitable foreign jurisdictions, the effective tax rate does not reflect such a disproportionate impact. The disproportionate impact on Ciena’s effective income tax rate attributable to foreign income taxes primarily results, therefore, from this set of facts. Ciena’s foreign income tax as a percentage of foreign income is therefore dependent upon the mix of earnings in Ciena’s various foreign operating jurisdictions, including those jurisdictions that are loss making, rather than any longer term changes in income tax systems and rates in foreign countries where Ciena derives operating income. As a result, Ciena expects foreign income tax may continue to appear to have a disproportionate impact until its foreign operations mature and maintain a more consistent contribution, and we expect this trend to continue.

Beginning with its Annual Report on Form 10-K for the fiscal year ending October 31, 2015, Ciena will supplement its disclosure in “Income Taxes” Note to the Consolidated Financial Statements to include the following statement:

“Ciena’s foreign income tax as a percentage of foreign income is dependent upon the mix of earnings in our foreign jurisdictions. Depending upon the mix of earnings in these jurisdictions, including those jurisdictions which are loss making, the tax on total foreign income may appear disproportionate compared to the expected tax based on the U.S. federal statutory rate. Ciena expects that this result may continue until earnings from foreign operations mature and maintain a more consistent contribution.”

****

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information please do not hesitate to call me at (410) 981-7495.

Very truly yours,

/s/ James E. Moylan, Jr.
James E. Moylan, Jr.
Senior Vice President and Chief Financial Officer

cc:    Robert Littlepage, Accounting Branch Chief
Jospeph Kempf, Senior Staff Accountant
Robert Shapiro, Staff Accountant
James E. Moylan, Jr., Sr. Vice President and Chief Financial Officer
David M. Rothenstein, Sr. Vice President, General Counsel
Andrew C. Petrik, Vice President and Controller
Michael J. Silver, Hogan Lovells US LLP
William I. Intner, Hogan Lovells US LLP
Richard Greenwood, PricewaterhouseCoopers LLP

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